Exhibit 99.1

Gridsum Holding Inc. to Hold Extraordinary General Meeting of Shareholders

BEIJING, Jan. 22, 2021 /PRNewswire/ — Gridsum Holding Inc. (“Gridsum” or the “Company”) (NASDAQ:GSUM), a leading provider of cloud-based big-data analytics and artificial intelligence (“AI”) solutions in China, today announced it has called an extraordinary general meeting of shareholders (the “EGM”), to be held on February 22, 2021 at 10:00 a.m. (Beijing time), at Gridsum, South Wing, High Technology Building, No. 229 North 4th Ring Road, Haidian District, Beijing 100083, People’s Republic of China, to consider and vote upon, among other things, the proposal to authorize and approve the previously announced agreement and plan of merger, dated September 30, 2020 (the “Merger Agreement”), among the Company, Gridsum Corporation, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), and Gridsum Growth Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), the plan of merger (the “Plan of Merger”) required to be filed with the Registrar of Companies of the Cayman Islands in connection with the Merger (as defined below), and the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger.

Pursuant to the Merger Agreement and the Plan of Merger, at the effective time of the Merger, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and becoming a wholly-owned subsidiary of Parent (the “Merger”). If the Merger is completed, the Company will become a privately-held company, and, as a result of the Merger, the Company’s American depositary shares (“ADSs”), each representing one class B ordinary share of the Company, par value US$ 0.001 per share (the “Class B Ordinary Shares”), will no longer be listed on the NASDAQ Global Select Market and the Company’s American depositary shares program will terminate. In addition, the ADSs and the Class B Ordinary Shares represented by the ADSs will cease to be registered under Section 12 of the Securities Exchange Act of 1934 following the completion of the Merger.

The Company’s board of directors (the “Board”), acting upon the unanimous recommendation of a special committee of Board, composed solely of directors who are unaffiliated with any person participating as a buyer or rollover securityholder in the Merger or any member of the management of the Company, authorized and approved the execution, delivery and performance of the Merger Agreement, the Plan of Merger, and the consummation of the transactions contemplated thereby, including the Merger, and resolved to recommend that the Company’s Shareholders vote FOR, among other things, the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the consummation of the transactions contemplated thereby, including the Merger.

Shareholders of record at the close of business in the Cayman Islands on February 8, 2021 are entitled to attend and vote at the EGM or any adjournment thereof. ADS holders as of the close of business in New York City on January 27, 2021 will be entitled to instruct Citibank, N.A., the ADS depositary, to vote the Class B Ordinary Shares represented by the ADSs at the EGM.

Additional information regarding the EGM and the Merger Agreement can be found in the transaction statement on Schedule 13E-3 and the definitive proxy statement attached as Exhibit (a)-(1) thereto, as amended, filed with the U.S. Securities and Exchange Commission (the “SEC”), which can be obtained, along with other filings containing information about the Company, the proposed Merger and related matters, without charge, from the SEC’s website (www.sec.gov), or at the SEC’s Public Reference Room at 100 F Street NE, Washington, D.C. 20549. In addition, copies of these documents can also be obtained, without charge, by contacting Eric Yuan, at +86-10-5900-1548 or by email at Eyuan@christensenir.com, or by contacting Mr. Tip Fleming, at +1 917 412 3333 or by email at tfleming@christensenir.com.

SHAREHOLDERS AND ADS HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS.

The Company and certain of its directors and officers may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from the Company’s shareholders with respect to the proposed Merger. Further information regarding persons who may be deemed participants, including any direct or indirect interests they may have, is set forth in the definitive proxy statement relating to the Merger.

This announcement is for information purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall it be a substitute for any proxy statement or other filings that have been or will be made with the SEC.

About Gridsum

Gridsum Holding Inc. (NASDAQ: GSUM) is a leading provider of cloud-based big-data analytics and AI solutions for multinational and domestic enterprises and government agencies in China. Gridsum’s core technology, the Gridsum Big Data Platform and the Gridsum Prophet: Enterprise AI Engine, is built on a distributed computing framework and performs real-time multi-dimensional correlation analysis of both structured and unstructured data. This enables Gridsum’s customers to identify complex relationships within their data and gain new insights that help them make better business decisions. The Company is named “Gridsum” to symbolize the combination of distributed computing (Grid) and analytics (sum). As a digital intelligence pioneer, the Company’s mission is to help enterprises and government organizations in China use data in new and powerful ways to make better-informed decisions and be more productive.

For more information, please visit http://www.gridsum.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Forward-looking statements involve inherent risks and uncertainties. Many factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the substantial doubt about the Company’s ability to continue as a going concern, duration and impact of the COVID-19 pandemically, uncertainties as to how the Company’s shareholders will vote at the extraordinary general meeting in connection with the Merger, the possibility that competing offers will be made, the possibility that financing for the Merger may not be available, the possibility that various closing conditions for the Merger may not be satisfied or waived, and other risks and uncertainties discussed in documents filed with the U.S.

Securities and Exchange Commission by the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Gridsum undertakes no duty to update such information except as required under applicable law.

Investor Relations

Gridsum
ir@gridsum.com

Christensen

In China
Mr. Eric Yuan
Phone: +86-10-5900-1548
Email: Eyuan@christensenir.com

In U.S.
Mr. Tip Fleming
Phone: +1 917 412 3333
Email: tfleming@christensenir.com